SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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                              TAT Technologies Ltd.

6-K Items

     1. Immediate Report Announcing the Results of the Extraordinary General Meeting of Shareholders.




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                                                                          ITEM 1


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To: Israeli Securities Authority                     To: Tel Aviv Stock Exchange

    RE.: Immediate Report Announcing the Results of the Extraordinary General
                             Meeting of Shareholders
                             -----------------------

The Extraordinary General Meeting (the "Meeting") of shareholders of TAT Technologies Ltd. (the "Company") was held at the at the offices of Isal Amlat Investment (1993) Ltd., ("Isal Amlat") 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, at 17:00 pm local time.

Shareholders holding 4,301,196 ordinary shares of the Company, par value of NIS
0.9 per share, were represented in person or by proxy at the Meeting, constituting a quorum. Discussion and resolutions:

1. The purchase of a directors' and officers' run-off liability insurance policy, was approved in accordance with Section 275 of the Israeli Companies Law, 1999.

     Number of shares voted on the matter - 4,246,731.

     Number of non-interested shareholders voted on the matter - 205,652.

     Number of shares voted in favor of the resolution - 4,227,995, approximately 99.55% of the total shares voted on the matter.

     Number of shares voted against the resolution - 18,736, approximately 0.44% of the total shares voted on the matter.

     The percentage of shares who voted in favor of the resolution out of all the non-interested shares voted on the matter was approximately 90.88%.

     The total number of shares voted against the matter were less than 1% of the voting rights in the Company.


2. The entry into a management services agreement by and between the Company and Isal Amlat, the Company's controlling shareholder, under which Isal Amlat will provide various management services to the Company, was approved in accordance with Section 275 of the Israeli Companies Law, 1999.

     Per the request of Harel PIA the Company added to the protocol a note confirming that it does not intend to pay additional management fees to other companies associated with Isal Amlat.

     Number of shares voted on the matter - 4,248,098.

     Number of shares of non-interested shareholders voted on the matter - 395,6659.

     Number of shares voted in favor of the resolution - 4,033,224, approximately 94.94% of the total shares voted on the matter.

     Number of shares voted against the resolution - 214,874, approximately 5.05% of the total shares voted on the matter.

     The percentage of non- interested shares who voted in favor of the resolution out of all the non-controlling shares voted on the matter was approximately 45.69%.

     In counting the votes cast with respect to the matters above, the Company did not consider votes of shareholders who did not indicate whether they had personal interest in the transaction or not. In addition, in some circumstances the Company could not determine whether shareholders who indicated they had a personal interest voted against or for the transaction. In these circumstances the Company assumed that all of the shareholders who voted against the resolution indicated whether they had personal interest in the transactions or not. In addition the Company assumed that those shareholders who indicated they had a personal interest in the transactions voted in favor of the resolution.



TAT Technologies Ltd.



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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer


Date: February 11, 2009